UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

5th October 2017
London

Press Release

Pearson completes sale of 22% stake in Penguin Random House.

Pearson has today completed the sale of a 22% stake in the Penguin Random House Venture to our partner Bertelsmann SE & Co KGaA in line with announcement made on 11th July 2017.

For more information
T + 44 (0)20 7010 2310
Investors: Jo Russell, Tom Waldron, Anjali Kotak
Press: Tom Engel, Tom Steiner

Ends

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 05 October 2017
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary